                       SECURITIES AND EXCHANGE COMMISSION


                                Washington, D.C.

                                   FORM U-3A-2

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

 ................................................................................

                               A.O.G. CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 47,636 customers in Arkansas and 15,553 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3. A. O. G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation operated as follows in calendar year 2000:

         a. Distributed 11,574,103 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas generating gross revenues of $47,873,089.

         b. Distributed 1,866,835 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma generating gross revenues of $10,806,295.

         c.       Did not make any sales for resale.

         d. Purchased 9,521,543 Mcf at 14.73 psig of natural gas in Arkansas at a cost of $39,387,264.

         e. Purchased 2,049,020 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $7,795,315.

4. A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

         Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for 2000.

         Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.


                                            A.O.G. CORPORATION


                                            By: /s/ Robert J. Mulson, Jr.
                                                ---------------------------
                                                     Robert J. Mulson, Jr.
                                                     Vice President

CORPORATE SEAL

Attest:

/s/ Michael J. Callan
-------------------------
Michael J. Callan


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan - Vice President, Legal
Arkansas Oklahoma Gas Corporation
P. O. Box 17004
Fort Smith, AR  72917

                                                                     EXHIBIT A
                                                                    Page 1 of 2
                       A. O. G. CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2000
                             (Dollars in Thousands)

                                     ASSETS

Property, plant and equipment, at cost                              $113,690
Less accumulated provisions for depreciation                          45,905

                Net property, plant and equipment                     67,785

Investments at cost                                                    1,218

Current assets:
   Cash and cash equivalents                                           5,474
   Temporary investments                                                   0
   Notes and accounts receivable, net                                 22,166
   Exchange gas receivable                                             1,420
   Underground storage gas                                                 0
   Inventory of materials and supplies                                 1,488
   Prepaid expenses                                                      346
   Other                                                                   0
   Due from Parent Corporation                                             0

                Total current assets                                  30,894

Other noncurrent assets:
   Deferred Expenses                                                     101

                TOTAL ASSETS                                          99,998


                         CAPITALIZATION AND LIABILITIES

Capitalization:
   Common stock                                                         $273
   Additional paid-in capital                                            140
   Retained earnings                                                  40,055

                Total                                                 40,468

Long term debt                                                        25,032

                Total capitalization                                  65,500

Current Liabilities:
   Current portion of long-term debt                                       0
   Notes payable                                                       7,081
   Accounts payable                                                   13,180
   Customers' deposits                                                 1,305
   Accrued liabilities-                                                    0
      Taxes other than income                                          1,051
      Due to Parent Corporation                                            0
      Other                                                            1,482
      Due to Subsidiary                                                    0

                Total current liabilities                             24,099

Other noncurrent liabilities:

   Customer advances for construction                                     54
   Deferred income taxes                                               9,377
   Deferred investment tax credit                                        968

                TOTAL CAPITALIZATION AND LIABILITIES                  99,998

                                                                      EXHIBIT A
                                                                    Page 2 of 2
                       A. O. G. CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENT OF INCOME
                              AND RETAINED EARNINGS
                        For Year Ended December 31, 2000
                             (Dollars in Thousands)

                                     ASSETS

Property, plant and equipment, at cost                             $113,690

Operating income:
   Sales                                                            $66,779
   Other                                                              1,383

                                                                     68,162

Operating expenses:
   Gas purchased                                                     46,477
   Operating, general and administrative                             11,949
   Maintenance                                                        1,231
   Depreciation and amortization                                      3,591
   Taxes other than income taxes                                      1,451
   Income taxes                                                         441

                                                                     65,140

Operating Income                                                      3,022
Interest expense                                                      2,110

Utility Income                                                          912

Other income (expense):
   Nonutility operating revenues                                        773
   Nonutility operating and maintenance expense                        -139
   Dividends and interest income                                        548
   Other                                                               -658

Nonutility income                                                       524

Net Income                                                            1,436

Retained earnings, December 31, 1999                                 38,620

Dividends paid                                                            0

Retained earnings, December 31, 2000                                 40,056


                                                                    EXHIBIT B
                       A. O. G. CORPORATION AND SUBSIDIARY
                          (Dollars in Thousands)


ITEM NO.
  1       Total Assets at December 31, 2000                            $99,998

  2       Total Operating Revenues for year ended December 31, 2000    $68,162

  3       Net Income for year ended December 31, 2000                   $1,436